UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-35147

MOATABLE, INC.

(Exact name of registrant as specified in its charter)

45 W. Buchanan Street

Phoenix, AZ 85003

(623) 473-5749

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares, each representing 45 Class A ordinary shares, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 147 holders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Moatable, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 17, 2025

MOATABLE, INC.

	By:	/s/ Joseph Chen
	Name:	Joseph Chen
	Title:	Chairman and Chief Executive Officer